Filed Pursuant to Rule 253(g)(2)
File No. 024-11254

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 11 DATED JANUARY 19, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – NextGen Homes, LLC

On March 5, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $2,700,000, with initial funding in the amount of $495,000 and the remainder to be drawn down over time (the “NextGen Homes Senior Loan”). The borrower, NextGen Homes, LLC, a California limited liability company (“NextGen Homes”), used the loan proceeds to acquire 27,149 square feet of land that was unentitled with the intention of entitling and receiving RTI permits for seventeen homes under the Los Angeles Small Lot Ordinance at 3409 – 3421 Fletcher Avenue, Los Angeles, CA 90065 (the “NextGen Homes Property”). Details of this acquisition can be found here.

NextGen Homes completed its business plan and obtained necessary entitlements and permits to build 17 homes on the NextGen Homes Property. NextGen Homes must pay for certain permits prior to construction commencement.

Consequently, on January 12, 2021, NextGen Homes paid off the investment for the full amount of principal drawn-to-date, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 10.0%. NextGen Homes repaid the NextGen Homes Senior Loan by refinancing with a construction loan.